File Number 082-02819

SEVERN TRENT
ENVIRONMENTAL LEADERSHIP

Severn Trent Plc
2297 Coventry Road
Birmingham B26 3PU
Tel 0121 722 4000
Fax 0121 722 4800
www.severntrent.com

Direct Line 44 121 722 4935
Direct Fax 44 121 722 4290
Our Ref GLK

27 July 2006

Securities & Exchange Commission
Office of International Corporation Finance
450 Fifth Street
Stop 3-2
Washington, DC 20549
USA


06015722

Dear Sir/Madam

In reference to **File Number 082-02819**, the following Stock Exchange Announcement was released today:

'Result of AGM'

Yours faithfully

Gemma Knowles
Assistant Company Secretary

SUPPL

Encl.

Severn Trent Plc (the "Company")
Summary of the Annual General Meeting held on 25 July 2006 at the International Convention Centre, Birmingham

The Directors are pleased to announce that the shareholders of Severn Trent Plc passed all the resolutions that were proposed at this year's Annual General Meeting, as set out in the Notice of Annual General Meeting dated 22 June 2006.

The Meeting was attended by 215 shareholders.

All of the Resolutions were passed at the Meeting on a show of hands but, detailed below, are the proxy votes that were received from shareholders prior to the meeting. In total, 50.40% of the issued share capital was voted and the percentages shown below are rounded to two decimal places.

Resolutions 1 to 11 and 14 to 16 were passed as ordinary resolutions and resolutions 12 and 13 were passed as special resolutions.

Resolution 1 To receive the Report of the Directors and the audited accounts for the year ended 31 March 2006.

For:	Against:	Discretion	Vote Withheld
169,287,098 shares	1,960,853 shares	1,066,545 shares	3,710,673 shares
96.17%	1.11%	0.61%	2.11%

Resolution 2 To approve the remuneration report for the year ended 31 March 2006.

For:	Against:	Discretion	Vote Withheld
172,143,477 shares	2,271,962 shares	1,086,371 shares	523,359 shares
97.79%	1.29%	0.62%	0.30%

Resolution 3 To declare a final dividend in respect of the year ended 31 March 2006 of 31.97 pence net for each ordinary share of 65 $^{5}/_{19}$ pence.

For:	Against:	Discretion	Vote Withheld
174,934,751 shares	14,385 shares	1,062,208 shares	13,375 shares
99.38%	0.01%	0.60%	0.01%

Resolution 4 To re-appoint Bernard Bulkin as a Director.

For:	Against:	Discretion	Vote Withheld
174,166,684 shares	579,055 shares	1,141,842 shares	137,588 shares
98.94%	0.33%	0.65%	0.08%

Resolution 5 To re-appoint Richard Davey as a Director.

For:	Against:	Discretion	Vote Withheld
174,123,905 shares	650,841 shares	1,127,784 shares	122,639 shares
98.92%	0.37%	0.64%	0.07%

Resolution 6 To re-appoint Martin Houston as a Director.

For:	Against:	Discretion	Votes Withheld
174,016,620 shares	753,072 shares	1,129,700 shares	125,777 shares
98.86%	0.43%	0.64%	0.07%

Resolution 7 To re-appoint Colin Matthews as a Director.

For:	Against:	Discretion:	Votes Withheld:
172,071,106 shares	1,823,494 shares	1,134,653 shares	995,916 shares
97.75%	1.04%	0.65%	0.56%

Resolution 8 To re-appoint Michael McKeon as a Director.

For:	Against:	Discretion:	Votes Withheld:
172,756,475	1,129,278 shares	1,134,843 shares	1,004,573 shares
98.15%	0.64%	0.64%	0.57%

Resolution 9 To re-appoint John Smith as a Director.

For:	Against:	Discretion:	Votes Withheld:
174,005,319 shares	752,176 shares	1,138,339 shares	129,335 shares
98.85%	0.43%	0.65%	0.07%

Resolution 10 To appoint Deloitte & Touche LLP as auditors of the Company, and to authorise the Directors to determine their remuneration.

For:	Against:	Discretion:	Votes Withheld:
169,589,753 shares	2,799,584 shares	1,138,823 shares	2,497,009 shares
96.34%	1.59%	0.65%	1.42%

Resolution 11 To authorise the Directors to allot relevant securities under section 80 of the Companies Act 1985.

For:	Against:	Discretion	Vote Withheld:
173,361,257 shares	1,413,676 shares	1,119,530 shares	130,706 shares
98.49%	0.80%	0.63%	0.08%

Resolution 12 To disapply the pre-emption provisions of section 89 of the Companies Act 1985.

For:	Against:	Discretion	Vote Withheld:
174,321,388 shares	343,593 shares	1,162,105 shares	198,083 shares
99.03%	0.20%	0.66%	0.11%

Resolution 13 To authorise the Company to make market purchases of it ordinary shares.

For:	Against:	Discretion	Vote Withheld:
174,516,829 shares	240,800 shares	1,148,113 shares	119,427 shares
99.14%	0.14%	0.65%	0.07%

Resolution 14 To authorise the Company to make donations to EU political organisations and to incur EU political expenditure.

For:	Against:	Discretion:	Votes Withheld:
168,494,691 shares	3,460,892 shares	1,127,074 shares	2,942,512 shares
95.72%	1.97%	0.64%	1.67%

Resolution 15 To authorise the Company's subsidiary, Severn Trent Water Limited, to make donations to EU political organisations and to incur EU political expenditure.

For:	Against:	Discretion	Votes Withheld:
168,692,238 shares	3,246,917 shares	1,134,748 shares	2,951,266 shares
95.84%	1.84%	0.64%	1.68%

Resolution 16 To authorise the Company's subsidiary Biffa Waste Services Limited, to make donations to EU political organisations and to incur EU political expenditure.

For:	Against:	Discretion	Votes Withheld:
168,666,550 shares	3,253,747 shares	1,153,075 shares	2,951,797 shares
95.82%	1.85%	0.65%	1.68%

www.severntrent.com